FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of ●, 2002
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant’s name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MEDIA RELEASE

Gold Fields Limited
Reports 51% Increase in Earnings
For Second Quarter F2003

•    Strong improvement in safety performance

•    Good cost control continues

•    Net earnings up 51 per cent to R817 million (U.S. $83 million)

•    Attributable gold production of 1.09 million ounces

Live Conference Call Audio Webcast on 30 January at 16:30 Johannesburg time
(9:30 a.m., North American EST)
See www.goldfields.co.za for more details

Johannesburg, 30 January 2003 – Gold Fields Limited (JSE and NYSE – GFI) today reported earnings for the quarter of R817 million, or 173 cents per share, compared to R542 million, or 115 cents per share, in the September quarter. Translated to US Dollars, the net earnings for the December quarter were US$83 million, or US$0.18 per share, compared to US$52 million, or US$0.11 per share, for the previous quarter. This increase was due to a gain on financial instruments and foreign debt as a result of the appreciation of the Australian Dollar against the United States Dollar, and also due to the sale of St. Helena.

Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items, were R574 million, or 122 cents per share (US$59 million, or US$0.13 per share), compared to R735 million, or 156 cents per share in the September quarter (US$71 million, or US$0.15 per share).

Year-on-year earnings for the six months ended 31 December 2002, excluding gains and losses on financial instruments and foreign debt and exceptional items, were R1,309 million, or 278 cents per share (US$130 million, or US$0.28 per share), compared to R826 million, or 180 cents per share, (US$89 million, or US$0.19 per share), for the same six-month period one year ago.

Revenue for the quarter was R3,607 million (US$370 million), a decrease of R357 million, or 9 per cent (in Rand terms), from the September 2002 quarter of R3,964 million (US$382 million). The Rand gold price received decreased from R104,542 per kilogram to R100,969 per kilogram due to the strengthening of the quarterly average Rand/US Dollar exchange rate from R10.38 during the September quarter to R9.77 in the December quarter. The effects of the stronger Rand were partially offset by the average US Dollar gold price increasing from $313 per ounce to $321 per ounce quarter on quarter.

Operating cash flow for the quarter was R1,340 million (US$137 million), an increase of R344 million when compared to operating cash flow in the September quarter of R996 million (US$95 million), contributing to a strong balance sheet with a cash balance at the end of December 2002 of R1,926 million (US$217 million) as compared to R1,439 million (US$136 million) at the end of September. Cash net of both long and short-term debt at the end of the quarter was a positive R504 million (US$57 million) compared to a negative R494 million (US$47 million) last quarter.

As a result of the continued strong financial performance of the company, a dividend of SA150 CENTS per share has been declared.

Ian Cockerill, Chief Executive Officer of Gold Fields said: “The performance this quarter confirms the operational consistency of the Gold Fields Group. Particularly pleasing has been the significant improvement in the overall safety performance, resulting in a fatal injury frequency rate of 0.14 per million man-hours worked, a 36 per cent improvement over the prior quarter.”

“Another significant achievement was the containment of costs. The success of these efforts is evident when one compares the year-on year increase in Rand per ton working costs at the South African operations, which was contained to only 6 per cent during a period that saw strong inflationary pressures brought about by wage increases and the effect of the devaluation of the South African Rand early in 2002,” said Cockerill.

“With our operations expected to continue to perform well for the foreseeable future, an exciting organic growth pipeline, a particularly strong balance sheet and increased exploration spending, Gold Fields is particularly well positioned to benefit from what we expect will be a sustained upward trend in the gold market,” said Cockerill.

Attributable gold production for the December 2002 quarter decreased 3 per cent to 1,091,000 ounces from 1,130,000 ounces in the September 2002 quarter, of which 27 per cent was produced from the international operations. The Damang mine in Ghana and Agnew in Australia had a steady quarter with slightly higher production than the previous quarter. Tarkwa, in Ghana, had an expected reduction of gold output to planned levels due largely to gold in process changes quarter on quarter. St. Ives in Australia had lower production levels due to anticipated lower yields.

At the South African operations, production remained constant at Kloof, Driefontein and Beatrix, while the sale of St. Helena on
30 October 2002 resulted in the inclusion of only one month’s production from this operation in the quarter. Yields were maintained at
3.4 grams per ton, and total cash costs for the Group, for the quarter, in Rand terms, was R61,853 per kilogram, very similar to that achieved in the September quarter of R61,222 per kilogram. In US Dollar terms, total cash costs increased by 8 per cent, from US$183 per ounce to US$197 per ounce, mainly as a result of the strengthening of the Rand to the United States Dollar exchange rate during the quarter.

Gold Fields is one of the world’s largest unhedged gold companies, with annual attributable gold production of over 4 million ounces and attributable Minerals Resources of 187 million ounces and Mineral Reserves of 79 million ounces. It has operations in South Africa, Australia and Ghana (West Africa) and gold and platinum group metals exploration projects throughout the world. The principal trading market for the company’s ordinary shares is the Johannesburg Securities Exchange in South Africa (GFI). The company’s American Depositary shares are listed on the New York Stock Exchange, also under the symbol GFI. In addition, the company’s ordinary shares are listed on the London, Euronext, Paris, Brussels, and Swiss exchanges.

FULL RESULTS AVAILABLE AT
WWW.GOLDFIELDS.CO.ZA

SALIENT FEATURES

SA Rand								US Dollars

Six months to		Quarter						Quarter				Six months to

Dec 2001	Dec 2002	Dec 2001	Sept 2002	Dec 2002				Dec 2002	Sept 2002	Dec 2001	Dec 2002	Dec 2001

58,147	69,093	30,592	35,163	33,930	kg	Gold produced*	oz (000)	1,091	1,130	984	2,221	1,870

54,450	61,528	55,013	61,222	61,853	R/kg	Total cash costs	$/oz	197	183	169	190	183

16,029	21,271	8,354	10,711	10,580	000	Tons milled	000	10,560	10,711	8,354	21,271	16,029

83,077	102,808	91,627	104,542	100,969	R/kg	Revenue	$/oz	321	313	279	318	277

213	223	215	224	222	R/ton	Operating costs	$/ton	23	22	21	22	23

1,581	2,897	1,064	1,578	1,319	Rm	Operating profit	$m	136	152	110	288	169

843	1,359	640	542	817	Rm		$m	83	52	67	135	91
						Net
184	288	139	115	173	SA	earnings	US	18	11	15	29	20
					c.p.s.		c.p.s.

826	1,309	622	735	574	Rm		$m	59	71	65	130	89
						Net earnings excluding gains and losses on financial instruments and
180	278	135	156	122	SA	foreign debt, net of cash	US	13	15	14	28	19
					c.p.s.	and exceptional items	c.p.s.

*Attributable — All companies wholly owned except for Ghana (71.1%)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 30 January, 2002

By:

Name: Mr W J Jacobsz Title: Senior Vice President: Investor Relations and Corporate Affairs